SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Amendment No. 10(1)

                            ICN PHARMACEUTICALS, INC.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   44 8924 100
                                   -----------
                                 (CUSIP Number)

   Victor Lewkow, Esq.                             Walter M. Epstein, Esq.
   Cleary Gottlieb Steen & Hamilton                Davis & Gilbert LLP
   One Liberty Plaza                               1740 Broadway
   New York, New York  10006                       New York, New York  10019
   (212)  225-2000                                 (212) 468-4800
   ---------------                                 --------------



                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 18, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100                 13D

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     SP - Special Situations Partners, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)
                                                                        (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS:
                                       WC

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION:
                                 Cayman Islands

                         7     SOLE VOTING POWER:
                                       3,184,300
      NUMBER OF
       SHARES            8     SHARED VOTING POWER:
    BENEFICIALLY                         NONE
      OWNED BY
        EACH             9     SOLE DISPOSITIVE POWER:
      REPORTING                        3,184,300
     PERSON WITH
                         10    SHARED DISPOSITIVE POWER:
                                         NONE

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                      3,184,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                        4.0%

14    TYPE OF REPORTING PERSON:
                                       IV

                  The Statement in Schedule 13D, dated November 3, 1999 and filed on November 15, 1999 by SSP - Special Situations Partners, Inc. ("SSP"), the reporting person, with the Securities and Exchange Commission (the "SEC") relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc., as amended by (i) Schedule 13D/A, Amendment No. 1, dated December 1, 1999 and filed by SSP with the SEC on December 6, 1999, (ii) Schedule 13D/A Amendment No. 2 dated June 13, 2000 and filed by SSP with the SEC on June 14, 2000, (iii)
Schedule 13D/A Amendment No. 3 dated and filed by SSP with the SEC on June 28, 2000, (iv) Schedule 13D/A Amendment No. 4 dated July 24, 2000 and filed by SSP with the SEC on July 27, 2000, (v) Schedule 13D/A Amendment No. 5 dated August 24, 2000 and filed by SSP with the SEC on August 28, 2000, (vi) Schedule 13D/A Amendment No. 6 dated September 5, 2000 and filed by SSP with the SEC on September 7, 2000, (vii) Schedule 13D/A Amendment No. 7 dated October 3, 2000 and filed by SSP with the SEC on October 4, 2000, (viii) Schedule 13 D/A Amendment No. 8 dated October 18, 2000 and filed by SSP with the SEC on October 18, 2000, and (ix) Schedule 13 D/A Amendment No. 9 dated November 7, 2000 and filed with the SEC on November 7, 2000 is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D, unless the context otherwise requires.

Item 5. Interest in Securities of the Issuer.

                  (a)(b). As of December 18, 2000, following the expiration on that date, in accordance with their terms, of options to purchase shares of Common Stock held by SSP, SSP was the beneficial owner of 3,184,300 shares of Common Stock, which constitute, to the best knowledge of SSP, approximately 4.0% of the issued and outstanding shares of Common Stock. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares.

                  (c). On November 15, 2000, SSP transferred 1,000 shares of Common Stock to each of five individuals in connection with such individuals' agreement to be nominated by SSP as a director at the 2000 annual meeting of the Company. On December 1, 2000, SSP sold, in the open market, options to purchase 20,000 shares of Common Stock for an aggregate consideration of $170,000 (exclusive of commissions).

                  (e). As of December 18, 2000, SSP ceased to be the beneficial owner of more than five percent of the Common Stock.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: December 20, 2000           SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                   By: /s/ Eric Knight
                                       --------------------------------
                                       Name:  Eric Knight
                                       Title: Managing Director